Exhibit 4.5

CONTINGENT RIGHTS AGREEMENT

This Contingent Rights Agreement (this “Agreement”) is made as of [_____], 2021 between Clover Leaf Capital Corp., a Delaware company (the “Company”), and Continental Stock Transfer & Trust Company, a New York limited purpose trust company, with offices at 1 State Street, New York, New York 10004 (the “Rights Agent”).

WHEREAS, the Company is engaged in an initial public offering (the “Offering”) of units of its equity securities (the “Units”) for the purposes of financing its initial business combination through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving the Company and one or more businesses (the “Business Combination”);

WHEREAS, the Company has agreed to issue and sell to Maxim Group LLC (the “Representative”), as representative of the several underwriters, an aggregate of 12,500,000 Units (or 14,375,000 Units assuming full exercise of the underwriters’ over-allotment option) in the Offering, each unit comprised of one share of Class A common stock of the Company, par value $.0001 per share (the “Class A Common Stock”), one-right (a “Detachable Right”) to receive one-twentieth (1/20) of a share of Class A Common Stock upon the consummation of the Company’s initial business combination and a contingent right (a “Contingent Right”) to receive one-fifteenth (1/15) of a share of Class A Common Stock (a “Distributable Share”) upon the happening of the triggering event described herein, and in connection therewith, will deliver up to an aggregate of 833,333 Distributable Shares (or 958,333 Distributable Shares assuming full exercise of the underwriter’s over-allotment option);

WHEREAS, the Company has agreed to issue and sell to the Representative and Yntegra Capital Investments, LLC (the “Sponsor”), respectively, 504,000 private placement units (or 550,875 private placement units if the underwriter’s over-allotment option is exercised in full) at a price of $10.00 per private placement unit (the “Sponsor Private Placement Units”) and 62,500 private placement units (or up to 71,875 private placement units if the underwriter’s over-allotment option to purchase additional units in connection with the Company’s initial public offering is exercised in full) at a price of $10.00 per private placement unit (the “Maxim Private Placement Units,” together with the Sponsor Private Placement Units, the “Private Placement Units”), each Private Placement Unit consisting (i) one share of Class A Common Stock, (ii) one Detachable Right, and (iii) one Contingent Right, in a private placement transaction occurring simultaneously with the closing of the Company’s initial public offering;

WHEREAS, the Detachable Rights are governed by that certain Rights Agreement, dated as of the date hereof (the “Rights Agreement”), by and between the Company and Continental Stock Transfer & Trust Company as rights agent;

WHEREAS, the Company has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-1, File No. 333-255111, for the registration, under the Securities Act of 1933, as amended (“Act”) of the Units, the shares of Class A Common Stock, the Detachable Rights, the shares of Class A Common Stock underlying the Detachable Rights, the Contingent Rights, the shares of Class A Common Stock issued pursuant to the Contingent Rights and the shares of Class A Common Stock issued to the Representative at the closing of the Public Offering;

WHEREAS, the Company desires to provide for the form and provisions of the Contingent Rights, the terms upon which they shall be distributed, and the respective rights, limitation of rights, and immunities of the Company, the Rights Agent, and the holders of the Contingent Rights; and

WHEREAS, all acts and things have been done and performed which are necessary to make the Contingent Rights, when executed on behalf of the Company and countersigned by or on behalf of the Rights Agent, as provided herein, the valid, binding and legal obligations of the Company, and to authorize the execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

1.	Appointment of Rights Agent. The Company hereby appoints the Rights Agent to act as agent for the Company for the Contingent Rights, and the Rights Agent hereby accepts such appointment and agrees to act in accordance with the terms and conditions set forth in this Agreement.

2.	Contingent Rights.

2.1.	Form of Contingent Right. The Contingent Rights shall be considered to be attached to the shares of Class A Common Stock sold as part of the Units, with each single Contingent Right attached to one share of Class A Common Stock, and each single share of Class A Common Stock having attached to it one Contingent Right. The Contingent Rights are not separately transferable, assignable or salable, and will not be evidenced by any form of certificate or instrument.

2.2	No Rights as Shareholder. A Contingent Right does not entitle the holder thereof to any of the rights of a holder of the shares of Class A Common Stock of the Company, including, without limitation, the rights to receive dividends or other distributions, exercise any preemptive rights, vote, consent, receive notice as shareholders in respect of meetings of shareholders or the election of directors of the Company, or any other matter.

3.	Terms of Contingent Rights.

3.1.	Contingent Rights. Each Contingent Right shall entitle the holder thereof to receive one-fifteenth of one Distributable Share immediately following the time at which the Company redeems the shares of Class A Common Stock included as part of the Units that the holders thereof have elected to redeem in connection with the Business Combination and immediately prior to the closing of the Business Combination (the “Distribution Time”), as follows: (i) if no public holders of Class A Common Stock (such holders, “Public Stockholders”) redeem their Class A Common Stock in connection with the Business Combination, each Public Stockholder will receive one-fifteenth (1/15) of a share of Class A Common Stock and (ii) to the extent that any Public Stockholders redeem any of their public shares of Class A Common Stock in connection with the Company’s Business Combination, then one-fifteenth (1/15) of a share of Class A Common Stock will be issued per public share that is not redeemed (the “Remaining Public Shares”). Public Stockholders who exercise their redemption rights are not entitled to receive any Distributable Shares in respect of such redeemed public shares. The holder of any Contingent Rights underlying the Private Placement Units shall be entitled to receive one-fifteenth (1/15) of one Distributable Share per Contingent Right at the Distribution Time. No additional consideration shall be paid by a holder of Contingent Rights in order to receive his, her or its Distributable Shares at the Distribution Time. In no event will the Company be required to net cash settle any Contingent Rights or distribute any fractional Distributable Shares. No fractional shares will be issued upon conversion of any contingent rights. As a result, you must have fifteen (15) contingent rights to receive a distributable share at the distribution time. If, upon conversion of the contingent rights, a holder would be entitled to receive a fractional interest in a share, fractional shares will either be rounded up to the nearest whole share or otherwise addressed in accordance with the applicable provisions of Delaware Law.

3.2.	Distribution Time. At the Distribution Time, the Company will effect a distribution of a number of Distributable Shares pursuant to the terms and conditions of this Agreement.

3.3.	Duration of Contingent Rights. If a Public Stockholder submits a share of Class A Common Stock for redemption in accordance with the Company’s Amended and Restated Certificate of Incorporation, the Contingent Right attached to such share of Class A Common Stock shall expire and shall be worthless. If the Company is unable to complete the Business Combination within the required time period described in the Company’s Amended and Restated Certificate of Incorporation, the Company shall liquidate the funds held in the Company’s Trust Account (as defined in that certain Investment Management Trust Agreement, dated as of the date hereof, by and between the Company and the Rights Agent as trustee), holders of Contingent Rights will not receive any such funds with respect to any of their Contingent Rights, nor will they receive any distribution from our assets held outside of the trust account with respect to such Contingent Rights, and all Contingent Rights will expire worthless.

4.	Provisions Concerning the Rights Agent and Other Matters.

4.1.	Payment of Taxes. The Company will from time to time promptly pay all taxes and charges that may be imposed upon the Company or the Rights Agent in respect of the Contingent Rights.

4.2.	Resignation, Consolidation, or Merger of Rights Agent.

4.2.1.	Appointment of Successor Rights Agent. The Rights Agent, or any successor to it hereafter appointed, may resign its duties and be discharged from all further duties and liabilities hereunder after giving sixty (60) days’ notice in writing to the Company. If the office of the Rights Agent becomes vacant by resignation or incapacity to act or otherwise, the Company shall appoint in writing a successor Rights Agent in place of the Rights Agent. If the Company shall fail to make such appointment within a period of 30 days after it has been notified in writing of such resignation or incapacity by the Rights Agent or by the holder of the Contingent Right, then the holder of any Contingent Right may apply to the Supreme Court of the State of New York for the County of New York for the appointment of a successor Rights Agent at the Company’s cost. Any successor Rights Agent, whether appointed by the Company or by such court, shall be a corporation organized and existing under the laws of the State of New York, in good standing and having its principal office in the Borough of Manhattan, City and State of New York, and authorized under such laws to exercise corporate trust powers and subject to supervision or examination by federal or state authority. After appointment, any successor Rights Agent shall be vested with all the authority, powers, rights, immunities, duties, and obligations of its predecessor Rights Agent with like effect as if originally named as Rights Agent hereunder, without any further act or deed; but if for any reason it becomes necessary or appropriate, the predecessor Rights Agent shall execute and deliver, at the expense of the Company, an instrument transferring to such successor Rights Agent all the authority, powers, and rights of such predecessor Rights Agent hereunder; and upon request of any successor Rights Agent the Company shall make, execute, acknowledge, and deliver any and all instruments in writing for more fully and effectually vesting in and confirming to such successor Rights Agent all such authority, powers, rights, immunities, duties, and obligations.

4.2.2.	Notice of Successor Rights Agent. In the event a successor Rights Agent shall be appointed, the Company shall give notice thereof to the predecessor Rights Agent and the transfer agent for the Warrants not later than the effective date of any such appointment.

4.2.3.	Merger or Consolidation of Rights Agent. Any corporation into which the Rights Agent may be merged or with which it may be consolidated or any corporation resulting from any merger or consolidation to which the Rights Agent shall be a party shall be the successor Rights Agent under this Agreement without any further act.

4.3.	Fees and Expenses of Rights Agent.

4.3.1.	Remuneration. The Company agrees to pay the Rights Agent reasonable remuneration for its services as s Rights Agent hereunder and will reimburse the Rights Agent upon demand for all expenditures that the Rights Agent may reasonably incur in the execution of its duties hereunder.

4.3.2.	Further Assurances. The Company agrees to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required by the Rights Agent for the carrying out or performing of the provisions of this Agreement.

4.4.	Liability of Rights Agent.

4.4.1.	Reliance on Company Statement. Whenever in the performance of its duties under this Agreement, the Rights Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a statement signed by the Chief Executive Officer or Chief Financial Officer and delivered to the Rights Agent. The Rights Agent may rely upon such statement for any action taken or suffered in good faith by it pursuant to the provisions of this Agreement.

4.4.2.	Indemnity. The Rights Agent shall be liable hereunder only for its own gross negligence, willful misconduct or bad faith. The Company agrees to indemnify the Rights Agent and save it harmless against any and all liabilities, including judgments, costs and reasonable counsel fees, for anything done or omitted by the Rights Agent in the execution of this Agreement except as a result of the Rights Agent’s gross negligence, willful misconduct, or bad faith.

4.4.3.	Exclusions. The Rights Agent shall have no responsibility with respect to the validity of this Agreement or with respect to the validity of any Contingent Right; nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Contingent Right; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization any Distributable Warrants to be distributed pursuant to this Agreement or any Contingent Right or as to whether any Warrant will, when distributed, be an enforceable obligation of the Company.

4.5.	Acceptance of Agency. The Rights Agent hereby accepts the agency established by this Agreement and agrees to act upon the terms and conditions herein set forth.

4.6.	Waiver. The Rights Agent hereby waives any right of set-off or any other right, title, interest or claim of any kind (“Claim”) in, or to any distribution of, the Trust Account and hereby agrees not to seek recourse, reimbursement, payment or satisfaction for any Claim against the Trust Account for any reason whatsoever.

5.	Miscellaneous Provisions.

5.1.	Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns.

5.2.	Notices. Any notice, statement or demand authorized by this Agreement to be given or made by the Rights Agent or by the holder of any Contingent Right to or on the Company shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Company with the Rights Agent), as follows:

Clover Leaf Capital Corp.

1450 Brickell Avenue, Suite 2520

Miami, FL 33131

Attn: Felipe MacLean

Any notice, statement or demand authorized by this Agreement to be given or made by the holder of any Contingent Right or by the Company to or on the Rights Agent shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Rights Agent with the Company), as follows:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, NY 10004

Attn: Administration Department

Email: fwolf@continentalstock.com

with a copy to:

Ellenoff Grossman & Schole, LLP

1345 Avenue of the Americas

New York, NY 10105

Attn: Barry I. Grossman, Esq.

Email: bigrossman@egsllp.com

and

Loeb & Loeb LLP

345 Park Avenue

New York, NY 10154

Attn: Mitchell S. Nussbaum, Esq.

Email: mnussbaum@loeb.com

and

Maxim Group LLC

405 Lexington Ave., 2nd Floor

New York, NY 10174

Attn: Clifford A. Teller, Executive Managing Director, Investment Banking

Email: cteller@maximgrp.com

5.3.	Applicable Law; Exclusive Forum. The validity, interpretation, and performance of this Agreement and of the Contingent Rights shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction forum for any such action, proceeding or claim. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, (i) the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum, and (ii) unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the full extent permitted by law, be the exclusive form for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring any interest in the Contingent Rights shall be deemed to have notice of and to have consented to the forum provisions in this Section 5.3. If any action, the subject matter of which is within the scope the forum provisions above, is filed in a court other than a court located within the State of New York or the United States District Court for the Southern District of New York (a “Foreign Action”) in the name of any Contingent Rights holder, such Contingent Rights holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of New York or the United States District Court for the Southern District of New York in connection with any action brought in any such court to enforce the forum provisions (an “Enforcement Action”), and (y) having service of process made upon such warrant holder in any Enforcement Action by service upon such warrant holder’s counsel in the Foreign Action as agent for such warrant holder.

5.4.	Persons Having Rights under this Agreement. Nothing in this Agreement expressed and nothing that may be implied from any of the provisions hereof is intended, or shall be construed, to confer upon, or give to, any person or corporation other than the parties hereto and the holders of the Contingent Rights, any right, remedy, or claim under or by reason of this Agreement or of any covenant, condition, stipulation, promise, or agreement hereof. The Representative shall be deemed to be a third-party beneficiary of this Agreement with respect to Sections 3.1, 5.2 and 5.8 hereof. All covenants, conditions, stipulations, promises, and agreements contained in this Agreement shall be for the sole and exclusive benefit of the parties hereto (and the Representative with respect to Sections 3.1, 5.2 and 5.8 hereof) and their successors and assigns and of the holders of the Contingent Rights.

5.5.	Examination of this Agreement. A copy of this Agreement shall be available at all reasonable times at the office of the Rights Agent in the County of New York, State of New York, for inspection by the holder of any Contingent Right.

5.6.	Counterparts. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

5.7.	Effect of Headings. The Section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

5.8.	Amendments. This Agreement may be amended by the parties hereto without the consent of any holder of any Contingent Right for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained herein or adding or changing any other provisions with respect to matters or questions arising under this Agreement as the parties may deem necessary or desirable; provided, however, that any amendment that will adversely affect the interests of holders of Contingent Rights shall require the consent or vote of the holders of not less than two-thirds of the then-outstanding Contingent Rights, as evidenced by their ownership of the Ordinary Shares. The provisions of this Section 5.8 may not be modified, amended or deleted without the prior written consent of the Representative.

5.9.	Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first above written.

CLOVER LEAF CAPITAL CORP.

By:
	Name:	Felipe MacLean
	Title:	Chief Executive Officer

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:
Name:
Title:

[Signature page to Contingent Rights Agreement]